INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

April 21, 2020

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-237248)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Christina Fettig of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on March 27, 2020, and by Mr. Jeff Foor of the staff of the Commission by telephone on April 15, 2020, on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Knowledge Leaders Developed World ETF (the “Acquired Fund”), a series of Exchange Listed Funds Trust (the “Trust”), into Knowledge Leaders Developed World ETF, a series of the Registrant (the “Acquiring Fund” and together with the Acquired Fund, the “Funds”).

Responses to all of the comments are included below and, as appropriate, will be incorporated into a filing made pursuant to Rule 497 under the Securities Act of 1933. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Shareholder Letter

1.	The last sentence of the third paragraph states that if shareholders of the Acquired Fund do not approve the Reorganization then the Reorganization will not be implemented and the Board of Trustees of the Trust will consider additional actions with respect to the Acquired Fund, including liquidation of the Acquired Fund. Are there any other alternatives other than liquidation? If so, please disclose in the Shareholder Letter and throughout the Registration Statement where appropriate.

Response: The disclosure has been revised as follows:

If the shareholders of the Acquired Fund do not approve the Reorganization, then the Reorganization will not be implemented and the Board of Trustees of the Trust (the “Board”) will consider additional actions with respect to the Acquired Fund, including a merger with another fund complex or the possible liquidation of the Acquired Fund.

2.	The fourth paragraph provides information on two key changes with respect to the Reorganization. Highlights these key changes by either bolding the text or using a bullet point format.

Response: The paragraph has been revised using bullet points as follows:

If the Reorganization is approved by shareholders of the Acquired Fund,

o	Exchange Traded Concepts, LLC will no longer serve as the investment adviser and Knowledge Leaders Capital, LLC, the Acquired Fund’s current index provider, will become the investment adviser for the Acquiring Fund.

o	The investment objective and strategies of the Acquiring Fund and the Acquired Fund differ. In particular, and as further described in the attached Proxy Statement/Prospectus, the Acquired Fund is a passively-managed index fund that seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the Knowledge Leaders Developed World Index (the “Index”), while the Acquiring Fund is an actively managed fund that will apply substantially identical screens and investment criteria as the Index to provide exposure to a substantially similar portfolio. As a result, the Acquiring Fund is designed to be substantially similar from an investment perspective to the Acquired Fund.

Questions and Answers

3.	With respect to the question “Will the Board and Service Providers Change,” since there will be a change in the Funds’ auditor following the Reorganization please provide the required disclosure regarding the change in auditor in the Acquiring Fund’s first shareholder report in accordance with Item 304 of Regulation S-K.

Response: The Registrant confirms the Acquiring Fund will provide the required disclosures in its first shareholder report following the Reorganization.

Combined Proxy Statement and Prospectus

4.	In the section entitled “Comparison of Principal Investment Strategies” beginning on page 7, it indicates that the Acquired Fund will concentrate its investments in a particular industry or group of industries to approximately the same extent as the Index, whereas the Acquiring Fund will not concentrate its investments in a particular industry or group of industries. Does the Acquiring Fund expect portfolio re-positioning as a result of the Reorganization?

Response: The Registrant confirms that that Acquiring Fund does not expect significant portfolio repositioning. The Acquired Fund is a passively-managed index fund while the Acquiring Fund is an actively managed fund that will apply substantially identical screens and investment criteria as the Acquired Fund’s index to provide exposure to a substantially similar investment portfolio. The Acquired Fund did not operate as a concentrated fund because the Acquired Fund’s index did not concentrate.

5.	Under “Comparison of Principal Investment Risks” beginning on page 9, the Geographic Investment Risk for the Acquired Fund includes Investing in the United States Risk and Investing in Japan Risk, whereas there is no corresponding risk disclosure for the Acquiring Fund. Is this difference due to portfolio re-positioning for the Acquiring Fund?

Response: The Registrant has revised the Geographic Investment Risk disclosure for the Acquiring Fund to indicate it is the same as the Acquired Fund.

6.	Under “Comparison of Principal Investment Risks” on page 12, the Acquired Fund has Portfolio Turnover Risk; however, the Acquiring Fund states that portfolio turnover risk is not applicable. Explain why the Acquiring Fund, which is actively managed, does not disclose turnover risk in its principal risks.

Response: The Registrant anticipates that the portfolio turnover rate of the Acquiring Fund will be similar to the Acquired Fund which has historically been well below 100%. Therefore, the Registrant does not believe that portfolio turnover is a principal risk. However, the portfolio turnover rate will be evaluated each year and if deemed necessary, will add risk disclosure to its principal risks.

7.	Under “Comparison of Investment Restrictions” on page 14, add a fundamental policy for commodities for the Acquiring Fund.

Response: The Registrant has added the following disclosure:

The Acquiring Fund may not purchase or sell physical commodities, unless acquired as a result of ownership of securities or other instruments. This limitation shall not prevent the Fund from purchasing, selling or entering into future contracts, or acquiring securities or other instruments and options thereon backed by, or related to, physical commodities.

8.	Please disclose if there are any valuation differences that would cause an adjustment to the assets on the Reorganization date. If there are valuation differences and the adjustments are material, it should be shown as an adjustment to the capitalization table.

Response: The Registrant confirms that there are no significant valuation differences that would cause an adjustment to the assets on the Reorganization date.

9.	Under “Federal Income Tax Consequences” beginning on page 22, it states “[b]y reason of the Reorganization, the Acquiring Fund will succeed to and take into account any capital loss carryforwards of the Acquired Fund.” Please disclose the amount of capital loss carryforwards for the Acquired Fund.

Response: The requested disclosure has been added as follows:

As of the tax year ended April 30, 2019, the Acquiring Fund had $1,694,543 in non-expiring accumulated capital loss carryforwards ($1,122,523 short-term and $572,020 long-term).

Appendix A – Form of Agreement and Plan of Reorganization

10.	“Section IX, Expenses” provides that KL, UMBFS and MFAC shall remain liable for expenses, regardless of whether the Reorganization occurs. Please add this disclosure to the Combined Proxy Statement and Prospectus.

Response: The requested disclosure has been added to the Combined Proxy Statement and Prospectus as follows:

Knowledge Leaders, UMBFS and MFAC will pay these costs regardless of whether the Reorganization is consummated.

General

11.	Confirm that all comments provided by the Commission to the N-14 will also be reflected in Appendix B of this filing and the registration statement filing for the Acquiring Fund under 485(b) filing, as applicable.

Response: The Registrant confirms that any applicable comments to the N-14 have been or will be reflected in the Appendix B of this filing and the registration statement for the Acquiring Fund.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777.

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary

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